FREEDOM TAX CREDIT PLUS L.P.
                               625 Madison Avenue
                            New York, New York 10022

                                                              September 11, 1997

Dear BACs holder:

     As you are by now aware, Lehigh Tax Credit Partners L.L.C., a Delaware limited liability company (the "Purchaser"), has made an offer (the "Lehigh Offer") to purchase Beneficial Assignment Certificates representing assignments of limited partnership interests ("BACs") of Freedom Tax Credit Plus L.P. (the "Partnership") for a cash purchase price of $530 per BAC. THE PURCHASER IS AN AFFILIATE OF RELATED FREEDOM ASSOCIATES L.P., A GENERAL PARTNER OF THE PARTNERSHIP (A "GENERAL PARTNER" AND, TOGETHER WITH FREEDOM GP INC., THE "GENERAL PARTNERS").

     The General Partners are expressing no opinion and are remaining neutral with respect to the Lehigh Offer. Although the General Partners are not making a recommendation with respect to the Lehigh Offer, the General Partners believe that BACs holders should carefully consider the following factors in making their own decision of whether to accept or reject the Lehigh Offer:

[bullet] An independent third party has estimated that the Fair Value of the BACs as of May 31, 1997 is between $528.84 and $576.88 per BAC. The tender offer price of $530 is at the low end of such range. However, BACs holders should note that the BACs become less valuable with the passage of time as fewer tax credits remain.

[bullet] BACs holders should note that the weighted average selling price for BACs reported in the limited and sporadic secondary market during the two-month period ended March 31, 1997 is $570.74. However, the Purchaser states its belief in the Lehigh Offer that such secondary market selling prices do not take into account commissions charged by secondary market makers effectuating such sales and the fact that the BACs become less valuable with the passage of time as fewer tax credits remain.

[bullet] The Lehigh Offer will provide BACs holders with an immediate opportunity to liquidate their investment in the Partnership. BACs holders who have a present or future need for the tax credits and/or tax losses from the BACs may, however, prefer to retain their BACs and not tender them pursuant to the Lehigh Offer.

[bullet] As stated by the Purchaser in the Lehigh Offer, there may be a conflict of interest between the Purchaser's desire to purchase the BACs at a low price and a BACs holder's desire to sell its BACs at a high price. Therefore, BACs holders might receive greater value if they hold their BACs, rather than tender. Furthermore, BACs holders should be aware that a secondary market exists for the BACs.

[bullet] BACs HOLDERS WILL NO LONGER RECEIVE THE TAX CREDITS AND/OR TAX LOSSES
         FROM THE BACs SHOULD THEY TENDER PURSUANT TO THE LEHIGH OFFER.

     Enclosed is a copy of the Partnership's Statement on Schedule 14D-9 which has been filed with the Securities and Exchange Commission and sets forth the Partnership's response to the Lehigh Offer. BACs holders are advised to carefully read the Schedule 14D-9 and consult with their advisors about the financial, tax, legal and other implications of accepting the Lehigh Offer.

     Please do not hesitate to call Brenda Abuaf, c/o Related Capital Company, at (800) 600-6422 (ext. 2090) for assistance in any Partnership matter.

                                                    FREEDOM TAX CREDIT PLUS L.P.